

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 5, 2009

Dr. Alexander Gak
253 Warren Avenue
Fort Lee, NJ 07024

      Re: **BAETA Corp.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 22, 2008
              File No. 333-154243

Dear Dr. Gak:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please ensure that your document contains current disclosure. For example, we note your plans for the fourth quarter of 2008 on page 1; if previously disclosed plans have changed, please disclose the material reasons for the delay. Also, please update your executive compensation disclosure to include information for the last completed fiscal year – the year ended December 31, 2008.

Prospectus Cover

2.   We note your response to prior comment 1. Given the requirements in paragraph 16 of Securities Act Schedule A and Item 501(b)(3) of Regulation S-K, you must disclose the offering price at which the selling stockholders will offer and sell the securities registered for resale. We will not object if you disclose that the selling

stockholders will sell at the disclosed fixed price until the price of your shares is quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, your disclosure here and on page 28 and your response to prior comment 1 indicate that the selling stockholders may sell at prices identified in quotation systems other than the OTC Bulletin Board.   Please revise.

3.   We note your response to prior comment 8. However, we also note your disclosure here and pages 10, 12, 31, 32, 33 and 41 indicate that you have 100 preferred shares outstanding. These disclosures appear to be inconsistent with your disclosure on page 55 that no preferred shares were outstanding as of September 30, 2008. Please revise.

Our Preferred Stock . . ., page 9

4.   We note your response to prior comment 2. It appears that your revised disclosure discusses two different risks associated with your preferred stock: (1) the possible anti-takeover effect; and (2) the effect on the voting rights of common shareholders, including control decisions. Please revise to present each risk separately, under an appropriately captioned risk factor.

Employees, page 20

5.   Regarding your response to prior comment 6, please:

- reconcile your disclosure here and your response to prior comment 14 that Mr. Rogers is a consultant with your disclosure that he is currently "acting CFO";
- revise to clarify the nature of the business conducted by Rogers Consulting Group. We note the disclosure that it provides "financial services support," but is unclear what such support entails; and
- clarify how Dr. Bekker has had an "illustrious 35 year medical career," given your disclosure of his age.

Selling Stockholders, page 21

6.   We note your response to prior comment 9. Please reconcile your disclosures in note 20 to the selling stockholders' table, page 27 and exhibit 10.3 regarding the date of the amendment to the consulting agreement with Mr. Rogers. Also tell us how you concluded that Mr. Rogers has 304,000 shares to offer for resale. Cite the relevant portions of the documents and show us all calculations that underlie your conclusion.

7.   We reissue prior comment 12 in part. It appears that the services mentioned on page 27 have not yet been provided. Generally, it is inconsistent with Section 5

of the Securities Act to register shares for resale before the related private transaction is complete. Please provide us your analysis of how the private transaction was complete at the time you filed this registration statement.

8.   Please disclose the identities of the natural persons who exercise voting and/or dispositive powers with respect to the shares held by Cutting Edge Consulting and Chabad of Fort Lee.

Company Relationships with Selling Stockholders, page 27

9.   We note your response to prior comment 14. Please reconcile your disclosure here regarding the lack of material relationships with the selling stockholders with your disclosure on page 20, where you indicate that you will rely to a great extent on the services provided by Dr. Bekker.

Directors, Executive Officers, Promoters and Control Persons, page 29

10.   We note your response to prior comment 15. While your agreement with Mr. Amato and Ventana Capital may have been rescinded, disclosure of the matters specified in Item 401(g) of Regulation S-K is required with respect to persons who served as your promoter during the past five years. Please revise, as appropriate. Also note your obligations under Item 404(d)(2) of Regulation S-K; in this regard, we note you deleted the disclosure regarding the transaction between Dr. Gak and Mr. Amato and the consulting agreement.

Certain Relationships and Related Transactions . . ., page 41

11.   We note your response to prior comments 16 and 20. Please tell us why you have not disclosed the information required by Items 404 and 701 of Regulation S-K with respect to the transaction in which Extranome acquired 30,000 of your common shares, as noted on page 31.

Issuance of Series A Preferred Stock, page 41

12.   Please disclose the consideration BAETA received for the preferred stock. Also provide us your analysis of whether the stock should be reflected in a summary compensation table.

Revolving line of credit, page 41

13.   Please identify the officer and shareholder mentioned in the second sentence. Also, file the agreement as an exhibit to the registration statement.

Related-Party Transactions, page 42

14.   Please reconcile the amount in the first sentence with the amount of shareholder loans mentioned on page 55.

MyHealthID, page 42

15.   Please reconcile you disclosure regarding automatic renewal with the apparent requirement of mutual agreement of the parties in section II.B of exhibit 10.1.

Item 15. Recent Sales of Unregistered Securities, page 64

16.   We note from your responses to our comments that you currently have issued and outstanding 21,476,680 common shares. However, the aggregate number of shares issued in unregistered transactions, as disclosed here, appears to be less than that amount. Please revise.

17.   Tell us how you concluded that "Item 701 of Regulation S-K" provides an exemption from registration.

Item 16. Exhibits, page 67

18.   We note your response to prior comment 11. We reissue that comment with respect to the consulting agreement with Ventana Capital. In addition, file as an exhibit the Settlement and Mutual Release Agreement mentioned in your responses to prior comments 7 and 10.

Signatures, page 71

19.   We note your response to prior comments 5 and 22. Given your disclosure on page 20 that Mr. Rogers is currently your "acting CFO" and the description of the nature of his services in exhibits 10.2 and 10.3 please:

- tell us how you concluded that he is not required to sign this registration statement;
- explain why the shares currently held by him are not included in your table on page 31; and
- reconcile that disclosure with your disclosures on pages 7 and 20 that Dr. Gak is your sole officer and director.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Viginia K. Sourlis, Esq.—The Sourlis Law Firm